ALDA Pharmaceuticals Corp.

635 Columbia Street

New Westminster, BC, Canada V3M 1A7

Phone 604-521-8300              Fax 604-521-8322

February 17, 2009

Mr. Sebastian Gomez Abero

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-7010

Dear Mr. Abero:

Re:

ALDA PHARMACEUTICALS CORP. (the “Company”)

Annual Report on Form 20-F for the Year Ended June 30, 2007

Filed May 9, 2008 and amended December 3, 2008

File No. 0-51848

Thank you for your phone call on February 12, 2009 indicating that our proposed changes to the 2007 Form 20F are acceptable. Accordingly, we have filed a 2nd amendment of the 2007 Form 20F on EDGAR on the date above. In this 2nd amendment, we first accepted all of the “blacklined” changes in the 1st amendment that was filed on December 3, 2008 and then “blacklined” the material changes proposed in our letter of January 12, 2009 for easy reference. References to the pages on which the changes can be found in the 2nd amendment of the 2007 Form 20F are also provided for reference below.

The numbered paragraphs below correspond to the similarly numbered questions that were provided in our letter of January 12, 2009 and the SEC letter to us, dated December 19, 2008.

Material Effects of Government Regulations

1.

The information on the requirements and procedures for EPA registration has been inserted on Pages 23 and 24 after the paragraph titled “Dermal Sensitization Study in Guinea Pigs”.

In the risk factor entitled “Material Effects of Government Regulations” on Page 27 and 28, this disclosure has also been referenced to the particular section in which it is contained and the references to the EPA and the FDA have been separated and expanded.

Marketing, Distribution and Sales Channels

2.

The Company will not be submitting a request for confidential treatment under Rule 24b-2 of the Exchange Act. Rather, the Company will simply disclose any information that had originally been deemed to be confidential as discussed in Item #3 below.

10.C. Material Contracts

3.

The information on products and minimum sales levels that was deleted from the Esthetics Plus agreement has been provided in an amended Exhibit 4.h and filed on EDGAR. In addition, the minimum sales levels agreed to by Esthetics Plus have been disclosed on Page 60.

ALDA Pharmacedical

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Item 16.A. Audit Committee Financial Expert

4.

We have identified Mr. Peter Chen as an audit committee financial expert since he meets all of the criteria defined by Item 16.A(b) of Form 20-F. His biography has been revised on Pages 66 and 67 accordingly.

Item 19. Exhibits

5.

The exhibits have been removed from the body of the 2nd amendment of the 2007 Form 20-F as suggested. This deletion has not been “blacklined” as discussed. An amended Exhibit 4h showing the minimum sales levels required by Esthetic Plus Inc., has been provided as a separate document.

The documents concerning the change of auditors have been filed separately as Exhibit 10. On Page 69, reference to these documents being contained in the body of the Form 20F is removed. In the Index of Exhibits, “Item 10. Documents pertaining to the Change of Auditors”, has been added on Page 70.

Consolidated Financial Statements

6.

On Page 69, reference to the predecessor auditor report prepared by BME + Partners for the years ended June 30, 2006, 2005 and 2004 being contained in the body of the Form 20F has been added. The actual statements are added on Pages 100 to 133, as requested, but are not “blacklined”.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6. Intangible Assets

7.

We understand that the issue of the valuation of the assets acquired in November 2003 and the amortization of the same has now been satisfactorily addressed in our letter of January 12, 2009 and that no further disclosure is required in the 2007 Form 20F for this matter.

In connection with the content of this letter, please be advised that the Company is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or concerns, please contact the undersigned.

Sincerely yours,

ALDA PHARMACEUTICALS CORP.

Per:

“Terrance Owen”

Terrance G. Owen, Ph.D., M.B.A.

President & CEO

ALDA Pharmacedical

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